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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

RALLY SOFTWARE DEVELOPMENT CORP.
(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

751198102
(CUSIP Number of Class of Securities)

 Timothy A. Miller
President, Chief Executive Officer and Chairman
Rally Software Development Corp.
3333 Walnut Street
Boulder, Colorado 80301
(303) 565-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 80301 (303) 565-2800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Rally Software Development Corp. (the "Company") filed with the Securities and Exchange Commission (the "SEC") on June 8, 2015 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Grand Prix Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of CA, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock (collectively, the "Shares"), at a purchase price of $19.50 per Share in cash (without interest and less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2015 (together with any amendments or supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal", which together with the Offer to Purchase, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the "Schedule TO"), filed by Parent and Purchaser with the SEC on June 8, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

        Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.    Additional Information.

        Item 8 of the 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8 of the Schedule 14D-9, immediately following the section on U.S. Antitrust Compliance:

"Certain Litigation.

        Following the announcement of the execution of the Acquisition Agreement, a purported stockholder class action lawsuit was filed challenging the transaction. The action was filed in the Court of Chancery of the State of Delaware: Hyer, v. Rally Software Development Corp., et al, C.A. No. 11109 (filed June 5, 2015).

        The complaint names as defendants the Company, the members of the Company Board, Parent and Purchaser. The lawsuit alleges that the members of the Company Board breached their fiduciary duties to the Company's stockholders in connection with the proposed transaction, and that the Acquisition Agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaint alleges that the Parent and/or Purchaser aided and abetted the purported breaches of fiduciary duty. The lawsuit seeks, in addition to other relief, an injunction or rescission of the Merger, and an award of attorneys' fees and costs.

        The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company intends to defend vigorously against the lawsuit."

 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

RALLY SOFTWARE DEVELOPMENT CORP.
	By:	/s/ Timothy A. Miller
		Name:	Timothy A. Miller
		Title:	Chief Executive Officer and Chairman
Dated: June 10, 2015

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  Item 8. Additional Information.
SIGNATURE